Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Pricing of $14.3 Million Underwritten Public Offering
May 9, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today the pricing of an underwritten public offering of 4,200,000 units at a price of $3.40 per unit. Each unit consists of one common share (or one pre-funded warrant in lieu thereof), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. The shares (and pre-funded warrants) in the offering can only be purchased together with the accompanying warrants (except pursuant to the underwriter's option to purchase additional securities) but will immediately separate upon issuance. The Class B warrants are expected to begin trading on the Nasdaq Capital Market on or around May 10, 2019, or as soon thereafter as practicable, under the symbol “SHIPZ.” The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $14.3 million. The Company intends to use the net proceeds of the offering for general corporate purposes.
Each Class B warrant is immediately exercisable for one common share at an exercise price of $3.74 per share and will expire three years from issuance and each Class C warrant is immediately exercisable for one common share at an exercise price of $3.74 per share and will expire six months from issuance. The offering is expected to close on or about May 13, 2019, subject to customary closing conditions.
Maxim Group LLC is acting as sole book-running manager in connection with the offering.
The Company has also granted the underwriter a 45-day option to purchase up to an additional 630,000 shares of common stock or pre-funded warrants, 630,000 Class B warrants and/or 630,000 Class C warrants, at the public offering price less discounts and commissions.
The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-221058) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov  . Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of approximately 10 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants trade under "SHIPW" and its Class B warrants are expected to trade under "SHIPZ.".
Please, visit our company website at: www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com